EXHIBIT 99.95

CERTIFICATE OF AUTHOR

Russell A. Browne, P.E.

I, Russell A. Browne, P.E, do hereby certify that:

1.	I am currently employed as an Associate and Practice Leader for Golder Associates Inc. located at 595 Double Eagle Court, Suite 1000, Reno, Nevada 89521.
2.	I contributed to the Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Update” dated 21 December 2012 (the “Technical Report.”)
3.	I graduated with a Bachelor of Science degree in Civil Engineering from California Polytechnic State University at San Luis Obispo in 1981. I graduated with a Master of Science degree in Civil/Geotechnical Engineering from the University of California at Berkeley in 1985.
4.	I am a registered professional Civil Engineer in the United States of America in Nevada and Washington States and have been a registered Civil Engineer since 1988.
5.	I am a member of the Society for Mining, Metallurgy, and Exploration (SME), and the American Society of Civil Engineers (ASCE)
6.	I have worked as a Civil and Geotechnical Engineer for a total of 30 years since my graduation from university.
7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“Nl 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of Nl 43-101.
8.	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of Nl 43-101.
9.	I am one of the authors of this Technical Report pertaining to heap leach facility design and operations. I am responsible for heap leach facility discussions and capital cost estimating in Sections 17.2, 21.1, and 26 of the Technical Report.
10.	I have had prior involvement with the property that is the subject of the Technical Report which included technical reviews of the heap leach facilities at Mulatos I visited the Mulatos Mine on April 30 and 31, 2010, and on October 29 and 30, 2012.
11.	As of the date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain the necessary scientific and technical information to make the Technical Report not misleading.

12.	I have read Nl 43-101, and the portions of the Technical Report for which I am responsible have been prepared in compliance with Nl 43-101 and Form 43-101F1.
13.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 21st day of December, 2012

Signature of Qualified Person
Russell A. Browne, P.E.
Golder Associates Inc
595 Double Eagle Court, Suite 1000
Reno, Nevada 89521